FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides Clarification on Development Activities at Kirazli

Toronto, Ontario (December 13, 2018) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today is providing clarification in response to local media reports in Turkey with respect to development activities at its Kirazli project, located in the Çanakkale Province of Turkey.
The Turkish press reported Alamos has slowed development activities on its Kirazli project which has included reducing its workforce by six employees and certain contractors. This slowdown in part reflects the completion of the road construction, a seasonal slowdown reflecting the onset of winter, and delays in receipt of an Operating License required prior to commencing earthworks on the ground related to the future open pit.
As previously reported, Alamos has received approval for the three major permits required for the start of construction of the Kirazli project. These include the Environmental Impact Study and the Forestry Permits, which were granted by the Federal government, and the GSM (Business Opening and Operation) permit which was granted by the Çanakkale Governorship in July 2018.
The Company has invested approximately $18 million thus far in 2018 focused on power line construction, road construction, and construction of a water reservoir. Road construction is now complete and the water reservoir and power line are 50% and 85% complete, respectively.
There are several additional permits required prior to the start of gold production at Kirazli, including the above noted Operating License, which is not required for the start of construction. However, the Operating License is required prior to commencing mining activities on the open pit area of the project only. As the project design for Kirazli utilizes overburden material from the open pit for cut and fill purposes, this has delayed the start of some construction activities.
The Operating License was expected to have been granted in the ordinary course following the receipt of the GSM permit in July of this year. This process had been confirmed in writing by the Turkish Department of Energy and Natural Resources, the government body responsible for issuing the Operating License.
The Company has slowed down development activities and spending until the Operating Licence is granted. In discussions with the Department of Energy and Natural Resources over the delay, the Company has been assured that the Operating License review is following the normal bureaucratic process. Pending receipt of the Operating License, the Company expects to ramp up major construction and earthworks activities in the spring of 2019, putting initial production from Kirazli on track for the second half of 2020, consistent with previous guidance.

FOR IMMEDIATE RELEASE

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release contains statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws, “forward-looking statement(s)”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are, or may be deemed to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “is expected” "believes", "anticipates", "will", "intends", "estimates", "forecast", "budget" or variations of such words and phrases and similar expressions or statements that certain actions, events or results ”may", "could", "would", "might" or "will" be taken, occur or be achieved.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: development delays at the Kirazli project, the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses, permits and authorizations for the Company’s development stage and operating assets; changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Turkish Lira and U.S. dollar); the impact of inflation; any decision to declare a dividend; community relations; project specific litigation; disruptions affecting our Turkish operations; availability of and increased costs associated with mining inputs and labour; contests over title to properties; changes in national and local government legislation (including tax legislation); risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and, risks arising from holding derivative instruments.
Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s latest Form 40-F/ Annual Information Form and MD&A, each under the heading “Risk Factors”, available on file with the SEC and Canadian provincial securities regulatory authorities. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.